FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of September, 2003
                 ----------------

Commission File Number     0-29546
                       ------------

                           America Mineral Fields Inc.
                 (Translation of registrant's name into English)

   St. George's House, 15 Hanover Square, London, England W1S 1HS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X   Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

       Section 85(1) of the Securities Act (British Columbia) and Section
               151 of the Securities Rules (British Columbia), and
            corresponding provisions of the securities legislation in
                                 other Provinces

Item 1.  Reporting Issuer

                  America Mineral Fields Inc.
                  c/o Suite 950
                  1055 West Georgia Street
                  Vancouver, B.C. V6E 3P3

Item 2.  Date of Material Change

                  September 22, 2003 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated September 22, 2003 was forwarded to the Toronto Stock Exchange and disseminated via (Canadian Disclosure Network without US Points and the Top Europe Markets Network) Canada Stockwatch, and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  America Mineral Fields Inc announced that on Friday, September 19, 2003 it filed a final prospectus with the securities regulatory authorities in the provinces of Ontario, Alberta and British Columbia (the "Securities Regulators") with respect to an offering of 25,212,000 common shares of AMZ at a price of Cdn.$1.10 per common share (the "Offering"). Canaccord Capital Corporation is acting as agent in respect of the Offering in Canada. The Company is also offering the common shares in the United Kingdom and other European jurisdictions with Canaccord Capital (Europe) Limited acting as the Company's agent in these jurisdictions.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 25th day of September, 2003.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     /S/ "Paul C. MacNeill"
                                                     Paul C. MacNeill
                                                     Director

NEWS RELEASE                  Schedule "A"                [COMPANY LOGO OMITTED]

                                                        St. George's House
                                                        15 Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++ 44 20-7355-3552
                                                        Fax: ++ 44 20-7355-3554
                                                        Website:www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

            AMERICA MINERAL FIELDS INC. ANNOUNCES PRICING OF OFFERING

LONDON, U.K. (September 22, 2003) Canadian mining company America Mineral Fields Inc. ("AMZ" or the "Company") (TSX: AMZ), announces that on Friday, September 19, 2003 it filed a final prospectus with the securities regulatory authorities in the provinces of Ontario, Alberta and British Columbia (the "Securities Regulators") with respect to an offering of 25,212,000 common shares of AMZ at a price of Cdn.$1.10 per common share (the "Offering"). Canaccord Capital Corporation is acting as agent in respect of the Offering in Canada. The Company is also offering the common shares in the United Kingdom and other European jurisdictions with Canaccord Capital (Europe) Limited acting as the Company's agent in these jurisdictions.

The closing of the Offering is expected to occur on September 25, 2003, and is subject to customary closing conditions. The Company has sought a secondary listing on the Alternative Investment Market of the London Stock Exchange plc ("AIM"), expected to be effective on September 25, 2003. Canaccord Capital (Europe) Limited has, in conjunction with the AIM listing, been appointed as nominated adviser and broker to the Company. The Company has agreed to grant to Canaccord Capital (Europe) Limited, on closing of the Offering, a broker warrant to purchase up to an additional 5% of the number of shares sold under the Offering at a price of Cdn.$1.10 per common share at any time within 12 months of the closing of the Offering.

AMZ intends to use the net proceeds of the Offering to fund a payment due to La Generale des Carrieres et des Mines (Gecamines, the state-owned mining company in the Democratic Republic of Congo) upon transfer of the exploitation license to the Kolwezi Tailings Project to a joint venture company in which AMZ will have up to a 87.5% equity interest, to fund feasibility studies for the Kolwezi Tailings Project, to fund a programme of work on the Company's Angolan properties and for general working capital.

London                             North America                      London
Tim Read - CEO                     Martti Kangas                      Simon Robinson / Justine Howarth
America Mineral Fields Inc.        The Equicom Group                  Parkgreen Communications
London                             Toronto
Tel: +44-20-7355-3552              Tel: +416-815-0700 x. 243          Tel: +44-20-7287-5544
Fax: +44-20-7355-3554              800-385-5451 (toll free)           Fax: +44-20-7287-5640
London@am-min.com                  Fax: +416-815-0080                 justine.howarth@parkgreenmedia.com
                                   mkangas@equicomgroup.com

This announcement does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


This announcement has been issued by AMZ and the directors of AMZ accept responsibility for this announcement. Canaccord Capital (Europe) Limited which is authorised and regulated by the Financial Services Authority, has approved this announcement for release solely for the purpose of Section 21 of the Financial Services and Markets Act 2000.

Canaccord Capital (Europe) Limited is acting as agent to AMZ in connection with the Offering in the United Kingdom and other European jurisdictions and will not be responsible to any other person or persons for providing the protections afforded to customers of Canaccord Capital (Europe) Limited or for giving advice in relation to the Offering or the content of this announcement. In acting for AMZ, Canaccord Capital (Europe) Limited has relied on information provided to it by both AMZ and its directors.

The common shares issued under the Offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United State or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

       NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN
                               THE UNITED STATES.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                        St. George's House
                                                        15  Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++ 44 20-7355-3552
                                                        Fax: ++ 44 20-7355-3554
                                                        Website:www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

                      AMERICA MINERAL FIELDS INC. ANNOUNCES
                               CLOSING OF OFFERING

LONDON, U.K. (September 25, 2003) Canadian mining company America Mineral Fields Inc. ("AMZ" or the "Company") (TSX: AMZ), announced today that is has closed an offering of 25,212,000 common shares of AMZ at a price of Cdn.$1.10 per common share (the "Offering"). Canaccord Capital Corporation acted as agent in respect of the Offering in Canada. The Company also offered the common shares in the United Kingdom and other European jurisdictions with Canaccord Capital (Europe) Limited acting as the Company's agent in these jurisdictions.

The Company also announced today that it has obtained a secondary listing on the Alternative Investment Market of the London Stock Exchange plc ("AIM"). Canaccord Capital (Europe) Limited acted as nominated adviser and broker to AMZ in respect of the AIM listing. The Company's ticker symbol for AIM is AMF.

"Our increased market capitalization and new AIM listing, taken together with the progress we have made at our core Kolwezi copper-cobalt tailings project, is part of our strategy to increase the Company's financial flexibility and to build awareness of America Mineral Fields within a broader range of institutional investors. Furthermore our new funding now provides us with the ability to move each of our key projects in the Democratic Republic of Congo and Angola through to an early construction decision" said Tim Read, AMZ's President & CEO.

AMZ intends to use the net proceeds of the Offering to fund a payment which will become due to La Generale des Carrieres et des Mines (Gecamines, the state-owned mining company in the Democratic Republic of Congo) upon transfer of the exploitation license to the Kolwezi Tailings Project to a joint venture company in which AMZ will have up to a 87.5% equity interest, to fund feasibility studies for the Kolwezi Tailings Project, to fund a programme of work on the Company's Angolan properties and for general working capital.

London                                London

Tim Read - CEO                        Simon Robinson / Justine Howarth
America Mineral Fields Inc.           Parkgreen Communications

Tel: +44-20-7355-3552                 Tel: +44-20-7287-5544
Fax: +44-20-7355-3554                 Fax: +44-20-7287-5640
London@am-min.com                     justine.howarth@parkgreenmedia.com

North America                         London

Martti Kangas                         Neil Johnson
The Equicom Group                     Canaccord Capital (Europe) Limited
Toronto
Tel: +416-815-0700 x. 243             Tel;+ 44-20-7518-2777
800-385-5451 (toll free)
Fax: +416-815-0080
mkangas@equicomgroup.com

This announcement does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

This announcement has been issued by AMZ and the directors of AMZ accept responsibility for this announcement. Canaccord Capital (Europe) Limited which is authorised and regulated by the Financial Services Authority, has approved this announcement for release solely for the purpose of Section 21 of the Financial Services and Markets Act 2000.

Canaccord Capital (Europe) Limited is acting as agent to AMZ in connection with the Offering in the United Kingdom and other European jurisdictions and will not be responsible to any other person or persons for providing the protections afforded to customers of Canaccord Capital (Europe) Limited or for giving advice in relation to the Offering or the content of this announcement. In acting for AMZ, Canaccord Capital (Europe) Limited has relied on information provided to it by both AMZ and its directors.

The common shares issued under the Offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United State or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

 NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED
                                     STATES.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

                  Section 85(1) of the Securities Act (British
                        Columbia) and Section 151 of the
                    Securities Rules (British Columbia), and
                   corresponding provisions of the securities
                         legislation in other Provinces

Item 1.  Reporting Issuer

                  America Mineral Fields Inc.
                  c/o Suite 950
                  1055 West Georgia Street
                  Vancouver, B.C. V6E 3P3

Item 2.  Date of Material Change

                  September 25, 2003 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated September 25, 2003 was forwarded to the Toronto Stock Exchange and disseminated via (Canadian Disclosure Network without US Points) Canada Stockwatch, and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  America Mineral Fields Inc announced that that is has closed an offering of 25,212,000 common shares of AMZ at a price of Cdn.$1.10 per common share (the "Offering"). Canaccord Capital Corporation acted as agent in respect of the Offering in Canada. The Company also offered the common shares in the United Kingdom and other European jurisdictions with Canaccord Capital (Europe) Limited acting as the Company's agent in these jurisdictions.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 25th day of September, 2003.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     /S/ "Paul C. MacNeill"
                                                     Paul C. MacNeill
                                                     Director

NEWS RELEASE               Schedule "A"                   [COMPANY LOGO OMITTED]

                                                        St. George's House
                                                        15  Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++ 44 20-7355-3552
                                                        Fax: ++ 44 20-7355-3554
                                                        Website:www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

                      AMERICA MINERAL FIELDS INC. ANNOUNCES
                               CLOSING OF OFFERING

LONDON, U.K. (September 25, 2003) Canadian mining company America Mineral Fields Inc. ("AMZ" or the "Company") (TSX: AMZ), announced today that is has closed an offering of 25,212,000 common shares of AMZ at a price of Cdn.$1.10 per common share (the "Offering"). Canaccord Capital Corporation acted as agent in respect of the Offering in Canada. The Company also offered the common shares in the United Kingdom and other European jurisdictions with Canaccord Capital (Europe) Limited acting as the Company's agent in these jurisdictions.

The Company also announced today that it has obtained a secondary listing on the Alternative Investment Market of the London Stock Exchange plc ("AIM"). Canaccord Capital (Europe) Limited acted as nominated adviser and broker to AMZ in respect of the AIM listing. The Company's ticker symbol for AIM is AMF.

"Our increased market capitalization and new AIM listing, taken together with the progress we have made at our core Kolwezi copper-cobalt tailings project, is part of our strategy to increase the Company's financial flexibility and to build awareness of America Mineral Fields within a broader range of institutional investors. Furthermore our new funding now provides us with the ability to move each of our key projects in the Democratic Republic of Congo and Angola through to an early construction decision" said Tim Read, AMZ's President & CEO.

AMZ intends to use the net proceeds of the Offering to fund a payment which will become due to La Generale des Carrieres et des Mines (Gecamines, the state-owned mining company in the Democratic Republic of Congo) upon transfer of the exploitation license to the Kolwezi Tailings Project to a joint venture company in which AMZ will have up to a 87.5% equity interest, to fund feasibility studies for the Kolwezi Tailings Project, to fund a programme of work on the Company's Angolan properties and for general working capital.

London                                London

Tim Read - CEO                        Simon Robinson / Justine Howarth
America Mineral Fields Inc.           Parkgreen Communications

Tel: +44-20-7355-3552                 Tel: +44-20-7287-5544
Fax: +44-20-7355-3554                 Fax: +44-20-7287-5640
London@am-min.com                     justine.howarth@parkgreenmedia.com

North America                         London

Martti Kangas                         Neil Johnson
The Equicom Group                     Canaccord Capital (Europe) Limited
Toronto
Tel: +416-815-0700 x. 243             Tel;+ 44-20-7518-2777
800-385-5451 (toll free)
Fax: +416-815-0080
mkangas@equicomgroup.com

This announcement does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

This announcement has been issued by AMZ and the directors of AMZ accept responsibility for this announcement. Canaccord Capital (Europe) Limited which is authorised and regulated by the Financial Services Authority, has approved this announcement for release solely for the purpose of Section 21 of the Financial Services and Markets Act 2000.

Canaccord Capital (Europe) Limited is acting as agent to AMZ in connection with the Offering in the United Kingdom and other European jurisdictions and will not be responsible to any other person or persons for providing the protections afforded to customers of Canaccord Capital (Europe) Limited or for giving advice in relation to the Offering or the content of this announcement. In acting for AMZ, Canaccord Capital (Europe) Limited has relied on information provided to it by both AMZ and its directors.

The common shares issued under the Offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United State or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

 NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED
                                     STATES.

                      Consolidated Financial Statements
                      (Expressed in United States dollars)


                      AMERICA MINERAL FIELDS INC.



                      Three months and nine months ended July 31, 2003 (Unaudited - Prepared by Management)

AMERICA MINERAL FIELDS INC.
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                                 July 31,          October 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
----------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                            $       596,647      $     2,065,220
     Amounts receivable and prepaid expenses                                      122,296              199,883
----------------------------------------------------------------------------------------------------------------------
                                                                                  718,943            2,265,103

Property, plant and equipment, net of amortization                                 27,730               45,563

Mineral properties (note 3)                                                     2,046,849              599,426

Mineral property evaluation costs (note 4)                                      4,315,704            4,269,478
----------------------------------------------------------------------------------------------------------------------

                                                                          $     7,109,226      $     7,179,570
----------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $       239,686      $       317,280

Shareholders' equity:
     Share capital (note 5)                                                    40,441,597           39,243,378
     Contributed surplus (notes 3(a) and 5)                                       235,329                    -
     Deficit                                                                  (33,807,386)         (32,381,088)
----------------------------------------------------------------------------------------------------------------------
                                                                                6,869,540            6,862,290
----------------------------------------------------------------------------------------------------------------------

                                                                          $     7,109,226      $     7,179,570
----------------------------------------------------------------------------------------------------------------------

Subsequent events (notes 5 and 7)

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

----------------------------------------------------------------------------------------------------------------------
                                                      Three months                            Nine months
----------------------------------------------------------------------------------------------------------------------
                                                     ended July 31,                         ended July 31,
----------------------------------------------------------------------------------------------------------------------
                                                 2003              2002                  2003             2002
----------------------------------------------------------------------------------------------------------------------

Administration costs:
     Amortization                      $        3,182   $         8,383       $        14,132   $       24,984
     Bank charges and interest                  1,132             1,534                 4,520            5,311
     Investor relations                        40,043            17,378               170,283           83,855
     Office and administration                 70,845            84,102               229,791          210,855
     Professional fees                         54,662            78,940               277,963          213,303
     Regulatory authorities filing fees        (1,739)                -                15,599           11,443
     Salaries and wages                       210,674           205,240               649,639          603,731
     Stock-based compensation (note 5)              -                 -                10,329                -
     Transfer agent                             4,004             6,646                10,208           10,502
     Travel and accommodation                   3,334            31,650                28,024           81,531
----------------------------------------------------------------------------------------------------------------------
                                              386,137           433,873             1,410,488        1,245,515

Other items:
     Interest income                           (3,007)           (6,129)               (6,851)         (24,177)
     Gain on sale of property, plant
       and equipment                                -           (10,376)                 (375)         (10,376)
     Other income                                   -                 -                (5,000)         (20,000)
     Write-down of amounts receivable               -                 -                     -            3,852
     Mineral property evaluation costs            895             7,847                13,200           36,467
     Foreign exchange loss                     23,687             3,626                14,836            4,790
----------------------------------------------------------------------------------------------------------------------
                                               21,575            (5,032)               15,810           (9,444)
----------------------------------------------------------------------------------------------------------------------

Loss for the period                           407,712           428,841             1,426,298        1,236,071

Deficit, beginning of period               33,399,674        29,655,244            32,381,088       28,848,014
----------------------------------------------------------------------------------------------------------------------

Deficit, end of period                 $   33,807,386   $    30,084,085       $    33,807,386   $   30,084,085
----------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share       $         0.01   $          0.01       $          0.04   $         0.04

----------------------------------------------------------------------------------------------------------------------

Weighted average number of
   common shares outstanding               35,219,773        32,172,697            33,173,109       32,189,314

----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

----------------------------------------------------------------------------------------------------------------------
                                                      Three months                            Nine months
----------------------------------------------------------------------------------------------------------------------
                                                     ended July 31,                         ended July 31,
----------------------------------------------------------------------------------------------------------------------
                                                 2003              2002                  2003             2002
----------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period               $     (407,712)  $      (428,841)      $    (1,426,298)  $   (1,236,071)
     Items not involving cash:
         Amortization                           3,182             8,383                14,132           24,984
         Stock-based compensation                   -                 -                10,329                -
         Gain on sale of property, plant
           and equipment                            -           (10,376)                 (375)         (10,376)
         Write-down of amounts
           receivable                               -                 -                     -            3,852
----------------------------------------------------------------------------------------------------------------------
                                             (404,530)         (430,834)           (1,402,212)      (1,217,611)
     Change in non-cash operating working capital:
         Amounts receivable and prepaid
           expenses                            13,223            67,116                77,587          207,481
         Accounts payable and accrued
           liabilities                       (188,281)           82,373               (77,594)        (165,548)
----------------------------------------------------------------------------------------------------------------------
                                             (579,588)         (281,345)           (1,402,219)      (1,175,678)

Investments:
     Purchase of property, plant and
       equipment                               (2,225)           (3,350)               (6,504)         (10,391)
     Proceeds on sale of property, plant
       and equipment                                -            12,176                   375           12,176
     Proceeds on sale of Chapada
       mineral properties                           -                 -                     -          275,000
     Expenditures on mineral properties      (343,422)         (301,587)           (1,213,419)        (970,374)
     Recoveries (expenditures) on
       mineral property evaluation costs,
       net                                     16,313           (20,042)              (45,025)         (84,644)
----------------------------------------------------------------------------------------------------------------------
                                             (329,334)         (312,803)           (1,264,573)        (778,233)

Financing:
     Shares issued, net of issue costs      1,198,219                 -             1,198,219                -
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                           289,297          (594,148)           (1,468,573)      (1,953,911)

Cash and cash equivalents, beginning
   of period                                  307,350         4,071,115             2,065,220        5,430,878
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
   end of period                       $      596,647   $     3,476,967       $       596,647   $    3,476,967
----------------------------------------------------------------------------------------------------------------------

Supplementary disclosure:
     Interest received, net            $        3,007   $         6,129       $         6,851   $       24,177
     Warrants issued for mineral
       property participation, being a
       non-cash financing and
       investing activity              $            -   $             -       $       225,000   $            -

----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2003

--------------------------------------------------------------------------------


1.   Significant accounting policies:

     These consolidated financial statements of America Mineral Fields Inc. (the "Company") do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual audited consolidated financial statements as at and for the year ended October 31, 2002, except as disclosed in note 2.


2.   Stock-based compensation:

     Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively (see note 5).

     No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company expenses all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after November 1, 2002, using the fair value method.

     Under the fair value based method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.


3.   Mineral properties:

     Amounts deferred in respect of mineral properties consist of the following:

      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                                                        Zambia
      2003                                          DRC Kolwezi           Angola       Solwezi          Total
      ------------------------------------------- -------------- ---------------- ------------- --------------
      ------------------------------------------- -------------- ---------------- ------------- --------------

      Deferred, October 31, 2002                   $ 8,196,687          $402,738           $ 1   $ 8,599,426
      Less gain on contribution to joint venture    (8,000,000)                -             -    (8,000,000)
      ------------------------------------------- -------------- ---------------- ------------- --------------
      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                       196,687           402,738             1       599,426

      Consulting                                       562,307            20,920             -       583,227
      Engineering                                       32,015                 -             -        32,015
      Geology                                                -            23,572             -        23,572
      Interest received                                  (2,715)               -             -        (2,715)
      Legal                                            223,950            63,640             -       287,590
      Project office and accounting                     69,713            55,457             -       125,170
      Salaries                                         281,074            19,964             -       301,038
      Travel                                            43,684            53,842             -        97,526
      ------------------------------------------- -------------- ---------------- ------------- --------------
      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                     1,210,028           237,395             -     1,447,423

      ------------------------------------------- -------------- ---------------- ------------- --------------

      Balance, July 31, 2003                       $ 1,406,715          $640,133           $ 1   $ 2,046,849
      ------------------------------------------- -------------- ---------------- ------------- --------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2003

--------------------------------------------------------------------------------

3.   Mineral properties (continued):

     (a) Kolwezi:

         On February 12, 2003, the Company agreed to heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement provides a framework for the participation of these international financial institutions in the Kolwezi Tailings Project. Under the terms of the agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Tailings Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. The Company has granted each of the IFC and the IDC a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants may be increased by a maximum of 166,152 shares were all share purchase entitlements existing at February 12, 2003 and still outstanding to be exercised in full.

         Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the agreement. The remaining warrants vest in two tranches upon reaching certain milestones in the Kolwezi Tailings Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the nine months ended July 31, 2003 have an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. This fair value amount is included in consulting costs deferred in mineral properties above and contributed surplus.

         The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

         In June 2003, the Company signed an agreement with La Generale des Carrieres et des Mines ("Gecamines"), the State-owned mining company in the Democratic Republic of Congo ("DRC") concerning the principal amendments that will be required to the existing "Contrat d' Association". Pursuant to this, the Company, through its wholly owned subsidiary Congo Mineral Developments Ltd., will control up to 87.5% (subject to a potential reduction to 82.5% if 5% is relinquished to the government of the DRC pursuant to the new mining code) of a Congolese company, Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), to be incorporated to hold the exploitation licence to the Kolwezi Tailings Project. Gecamines will control the remaining 12.5% of KMT. Under the terms of this agreement, Gecamines, in addition to its shareholding in KMT, will be paid $15 million by the Company in two installments: $5 million to be paid upon the formal transfer of the exploitation licence to KMT and $10 million to be paid upon the finalization of the project financing for the Kolwezi Tailings Project. The agreement is subject to ratification by the DRC government.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2003

--------------------------------------------------------------------------------

4. Mineral property evaluation costs:

     Amounts deferred in respect of mineral property evaluation costs consist of the following:

     Democratic Republic of Congo - Kipushi evaluation costs:

----------------------------------------------------------------------------------------------------------------------

     Balance, October 31, 2002                                                                  $    4,269,478

     Legal                                                                                              39,470
     Project office and accounting                                                                      10,962
     Salaries                                                                                           30,354
     Travel                                                                                             15,440
----------------------------------------------------------------------------------------------------------------------
                                                                                                        96,226

     Contribution from joint venture partner                                                           (50,000)
----------------------------------------------------------------------------------------------------------------------

     Balance, July 31, 2003                                                                     $    4,315,704
----------------------------------------------------------------------------------------------------------------------

5.   Share capital:

----------------------------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares               Amount
----------------------------------------------------------------------------------------------------------------------

     Balance, October 31, 2002                                                 32,132,816      $    39,243,378
     Shares issued in private placement, net of issue costs                     4,000,000            1,198,219
----------------------------------------------------------------------------------------------------------------------

     Balance, July 31, 2003                                                    36,132,816      $    40,441,597
----------------------------------------------------------------------------------------------------------------------

     In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more. A cash finder's fee of 5% of the financing has been paid. On September 17, 2003, 700,000 of these warrants were exercised for proceeds of CDN$525,000.

     During the quarter ended January 31, 2003, 100,000 share purchase options exercisable at CDN$1.35 per share expired and were cancelled. Also during the quarter ended January 31, 2003, the Company granted 25,000 options exercisable at CDN$0.60 per share and 36,000 options exercisable at CDN$0.75 per share.

     During the quarter ended April 30, 2003, 100,000 share purchase options exercisable at CDN$3.65 per share and 25,000 share purchase options exercisable at CDN$0.60 per share expired and were cancelled.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2003

--------------------------------------------------------------------------------

5.   Share capital (continued):

     During the quarter ended July 31, 2003, the Company granted 550,000 options exercisable at CDN$0.75 per share until May 15, 2008.

     For the 36,000 options granted to non-employees, the Company has recorded an expense of nil during the three month period ended July 31, 2003 ($10,329 for the nine month period ended July 31, 2003), calculated based on the fair value method, with the offsetting amount credited to contributed surplus. No compensation cost has been recognized on 575,000 stock options granted to employees. However, if the fair value method of accounting had been applied to employee stock options granted since November 1, 2002, the pro forma effect to loss and basic and diluted loss per share would be as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                             Three months          Nine months
                                                                         ended July 31,         ended July  31
                                                                                     2003                 2003
----------------------------------------------------------------------------------------------------------------------

     Loss, as reported                                                    $       407,712      $     1,426,298
     Loss, pro forma                                                      $       551,480      $     1,577,991

     Basic and diluted loss per share, as reported                        $          0.01      $          0.04
     Basic and diluted loss per share, pro forma                          $          0.02      $          0.05

----------------------------------------------------------------------------------------------------------------------

     The fair value of each option grant has been calculated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 3.5 years, volatility of 131%, no dividend yield, and a risk free interest rate of 3.97%.


6.   Segmented information:

     The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

     Capital assets, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                                 July 31,          October 31,
                                                                                     2003                 2002
----------------------------------------------------------------------------------------------------------------------

     Capital assets by geographic area:
         Democratic Republic of Congo                                     $     5,736,722      $     4,487,472
         Angola                                                                   640,133              402,738
         Zambia                                                                         1                    1
         United Kingdom                                                            13,427               24,256
----------------------------------------------------------------------------------------------------------------------

                                                                          $     6,390,283      $     4,914,467

----------------------------------------------------------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months and nine months ended July 31, 2003

--------------------------------------------------------------------------------

7.   Subsequent event:

     On September 19, 2003 the Company entered into an agency agreement with Canaccord Capital Corporation (the "Agent") and Canaccord Capital (Europe) Limited ("Canaccord Europe") and filed a prospectus for an offering of 25,212,000 common shares of the Company in the Canadian provinces of Ontario, Alberta and British Columbia, the United Kingdom and any other jurisdiction that may be agreed upon by the Company, the Agent and Canaccord Europe at a price of CDN$1.10 per common share (or (pound)0.50 per common share in the United Kingdom and other European jurisdictions), and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The Company has also agreed to issue broker warrants to Canaccord Europe to purchase up to an additional 5% of the common shares sold pursuant to the agency agreement at a price of CDN$1.10 per common share exercisable at any time within 12 months following the closing of the offering. Net proceeds to the Company from the offering are expected to be approximately $18.2 million, and will be used towards further development of the Company's mineral property projects and for general working capital purposes. On September 25, 2003, the offering closed as outlined above, and the common shares of the Company were admitted to AIM.

AMERICA MINERAL FIELDS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company for the three months and nine months ended July 31, 2003 and related notes (the "Consolidated Financial Statements"). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2002 Annual Report, which should also be referred to for additional information. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars.

Results of Operations

The Company incurred a net loss for the nine months ended July 31, 2003 of $1,426,298, or $0.04 per share, compared to a net loss of $1,236,071, or $0.04 per share, in the nine months ended July 31, 2002.

The Company incurred a net loss for the three months ended July 31, 2003 of $407,712, or $0.01 per share, compared to a net loss of $428,841, or $0.01 per share, in the three months ended July 31, 2002.

The results for the three and nine months ended July 31, 2003, compared with the corresponding periods ended July 31, 2002, reflect the following factors:

o Administration expenses over the nine months ended July 31, 2003, were higher than in the corresponding period of 2002 due, principally, to increased levels of investor relation costs, professional fees, and salaries and wages. These increases were offset somewhat by reductions in travel and accommodation costs. By contrast, administration expenses over the three months ended July 31, 2003, were lower than in the corresponding period of 2002 as decreases in travel and accommodation costs and in professional fees more than offset increases in investor relations costs and salaries and wages.

o Investor relations costs in the three and the nine months were higher because the Company engaged an investor relations consultant in July 2002. In addition, the Company devoted considerably more resources to investor relations throughout the first nine months of 2003, during efforts at raising financing. This planned fundraising was also the principal reason for the higher level of professional fees in the first nine months of 2003. Salaries and wages in the three months ended July 31,2003 were 2 1/2% higher than in the corresponding period of 2002; but were 7 1/2% higher when compared over the nine months due to the weaker US$, as a number of the staff are paid in British pounds (which factor also affected other Head Office costs), and due to the filling of a previously vacant Head Office position. Travel and accommodation costs decreased in both the three and the nine months because the number of non-project related trips decreased versus the corresponding periods of the previous year.

o Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations have been applied prospectively and are detailed in notes 2 and 5 to the Consolidated Financial Statements. Under the new accounting policy, no compensation expense has been recorded in the three month period ended July 31, 2003 ($10,329 for the nine-month period ended July 31, 2003).

o Lower average cash balances, and lower interest rates, resulted in much lower interest income for the nine months ended July 31, 2003. Other income in the nine months ended July 31, 2002 relates to a payment received by the Company for agreeing to amend the terms on the sale of the Chapada mineral properties to provide for payment of the remaining balance of the consideration at a later date. Other income in the nine months ended July 31, 2003 relates to the recovery of $5,000 against a previously written-off amount receivable in Zambia.


o For the three and nine months ended July 31, 2003, mineral property evaluation costs decreased, due primarily to reductions in such activity as the Company focused its efforts on negotiations with respect to, and environmental work in connection with, the Kolwezi Project, on discussions regarding the Angola Property, the private placement which occurred during the quarter ended July 31, 2003, and the prospectus offering and AIM listing which occurred subsequent to July 31, 2003.

Liquidity and Capital Resources

As at July 31, 2003, the Company had cash and cash equivalents of $596,647, compared to $2,065,220 at October 31, 2002, and working capital of $479,257, compared to $1,947,823 at October 31, 2002.

The decreases in cash and cash equivalents and in working capital as at July 31, 2003, compared to the balance as at October 31, 2002, are due to the loss for the period and project costs incurred during the nine months, as described below. This decrease was partially offset by the completion of an equity financing during the quarter. The financing was for 4,000,000 units at a price of CDN$0.45 per unit for gross proceeds of CDN$1,800,000. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days should the Company's shares trade for 20 consecutive trading days, commencing after November 21, 2003, at a weighted average trading price of CDN$1.10 or greater. A cash finder's fee of 5% of the financing has been paid. The net proceeds of the financing will be used to fund the continued development of its African projects and for general working capital. Subsequent to the end of the quarter, 700,000 of the warrants issued as part of the financing were exercised for proceeds of CDN$525,000.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other "Exploration and Development Risk Factors" and "Financing Risk Factors" discussed in the Company's 2002 Annual Report. Subsequent to July 31, 2003, the Company entered into an agency agreement and filed a prospectus for an offering of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or (pound)0.50 per common share in the United Kingdom and other European jurisdictions), and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The Company also agreed to issue broker warrants to Canaccord Capital (Europe) Limited to purchase up to an additional 5% of the common shares sold pursuant to the agency agreement at a price of CDN$1.10 per common share exercisable at any time within 12 months following the closing of the offering. On September 25, 2003, the offering closed as outlined above and the common shares of the Company were admitted to AIM. The net proceeds to the Company (equivalent to approximately $18.2 million) will be used towards further development of the Company's mineral property projects and for general working capital purposes.

Mineral Property Projects

As at July 31, 2003, amounts capitalized in respect of mineral properties increased to $2,046,849, from $599,426 at October 31, 2002, reflecting $237,395 in costs incurred on the Company's Angola property and $1,210,028 in costs on the Kolwezi project.

Capitalized mineral property evaluation cost increased to $4,315,704 from $4,269,478 at October 31, 2002, reflecting costs incurred on the Company's Kipushi project.

Kolwezi Project, DRC

During the three and nine month periods ended July 31, 2003, work in preparation for conforming the Kolwezi Project to the Democratic Republic of Congo's ("DRC") new mining code was undertaken, and work was completed on an Environmental Audit and Scoping Study (the first stage of an Environmental and Social Impact Assessment) for the Kolwezi Project. Work continues on the Environmental Base Line Study

During the nine months ended July 31, 2003, the Company agreed heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement ("Agreement") provides a framework for the participation of these leading international financial institutions in the Kolwezi Project. Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. Pursuant to the Agreement, the Company has granted each of the IFC and the IDC a warrant to purchase, if vested in full, up to 2.5% (based on the fully diluted share capital as at February 12, 2003) of the common shares of the Company at a price of CDN$0.75 per share. The warrants have a term of five years and are exercisable after one year. The value of warrants vested has been estimated using the Black-Scholes option pricing model as $225,000, which amount has been included in deferred costs related to the Kolwezi Project.

The new mining code, and the related mining regulations, of the DRC are now in effect. The Company, together with the IFC and IDC, has held a series of discussions with La Generale des Carrieres et des Mines ("Gecamines"), regarding conforming the Kolwezi Project to the new mining code, and during the three months ended July 31, 2003, the Company signed an agreement with Gecamines concerning the principal amendments that will be required to the existing "Contrat d'Association". Pursuant to this, the Company, through its wholly owned subsidiary Congo Mineral Developments Ltd., will control up to 87.5% (subject to a potential reduction to 82.5% if 5% is relinquished to the government of the DRC pursuant to the new mining code) of a Congolese company, Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), to be incorporated to hold the exploitation licence to the Kolwezi Project. Gecamines will control the remaining 12.5% of KMT. Under the terms of this agreement, Gecamines, in addition to its shareholding in KMT, will be paid $15 million by the Company in two installments: $5 million to be paid upon the formal transfer of the exploitation licence to KMT and $10 million to be paid upon the finalization of the project financing for the Kolwezi Tailings Project. The agreement is subject to ratification by the DRC government.

Kipushi Project, DRC

During the nine months ended July 31, 2003, work in preparation for conforming the Kipushi Project to the DRC's new mining code was undertaken, and preliminary discussions to this end were held with Gecamines in February 2003. An additional $100,000 to fund these on-going activities was, in accordance with the Joint Venture Agreement signed last year, contributed by Zincor (since renamed Kumba Base Metals) during the three months ended July 31, 2003,

Angola Property

During the nine months ended July 31, 2003, two agreed Minutes supplementing the Heads of Agreement signed last year have been signed by the parties (the Company's wholly owned subsidiary, IDAS Resources N.V.; the Angolan state-owned diamond company, Endiama E.P.; and Twins Limited, a company representing private sector Angolan interests). The first Minute (agreed in December 2002) detailed more fully the governance arrangements for the joint venture company, the minimum investment levels on each licence area during the first three years, and the repayment arrangements for loans from IDAS to the joint venture company. The second Minute (agreed in July 2003) clarified the programme of work to be carried out by Luminas (as the joint venture company is to be known) and the payment of dividends by IDAS to Endiama under the agreement reached in August 2002. The parties are now negotiating a more detailed Prospecting Contract for the Cuango Floodplain Licence, Mining Contract for the Camutue Licence, and the articles of association of Luminas, which instruments will, collectively, govern the project.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the "Management's Discussion & Analysis" contained in the Company's 2002 Annual Report.

[COMPUTERSHARE LOGO OMITTED]


Computershare Trust Company of Canada

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400
Fax: (604) 683-3694

October 03, 2003

To:      The Applicable Commissions and Exchanges

Dear Sirs:

Subject: AMERICA MINERAL FIELDS INC.

We confirm that the following material was sent by pre-paid mail on September 29, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Consolidated Financial Statements for the period ended July 31, 2003 / Management's Discussion and Analysis


Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA "Mariano Banting" Assistant Account Manager Client Services, Stock Transfer Dept.
Tel(604)661-9479
Fax(604)683-3694

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 America Mineral Fields Inc.
                                                 (Registrant)

Date October 2 2003                     By:      /S/"Paul C. MacNeill"
     ---------------                             ---------------------------
                                                 (Print) Name: Paul C. MacNeill
                                                 Title: Director